                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-12 and Rule
                                 14d-2 Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867


------------------------------------------------------------
News Release
------------------------------------------------------------


                                                           FOR IMMEDIATE RELEASE

                                                               NOVEMBER 14, 2003
INVESTOR CONTACT:                                                 PRESS CONTACT:
Mark Lamb                                                          Mary Erickson
Director - Investor Relations                               Reidy Communications
(425) 519-4034                                                    (605) 325-3286
markl@onyx.com                                      mary@reidycommunications.com


            QUESTIONS RAISED REGARDING PIVOTAL'S COMPANY-SALE PROCESS
             Onyx Software Proposal to Acquire Pivotal Remains Open

BELLEVUE, Wash - Onyx(R) Software Corp. (NASDAQ: ONXS), a worldwide leader in successful CRM, today announced that as of 2:00 p.m. Pacific Standard Time, the Board of Directors of Pivotal Corporation (NASDAQ: PVTL and TSE: PVT) had not responded to Onyx Software's proposal for acquisition by way of business combination.

"For the many Pivotal shareholders that were encouraged by the Onyx proposal, and those who acquired Pivotal shares in recent days at prices well above the level of the Talisma offer, the lack of comment by Pivotal's Board of Directors must be disappointing," said Brent Frei, Onyx Software CEO.

QUESTIONS RAISED REGARDING PIVOTAL'S COMPANY-SALE PROCESS
Onyx Software believes that certain events raise questions as to whether the Pivotal company-sale process is achieving the best results for Pivotal shareholders. Specifically:

- While seeking to sell the company, Pivotal's Board explicitly excluded Onyx from consideration while shopping the company to as many as 47 other entities. Efforts by Onyx to engage Pivotal through their investment banker were precluded.

- This exclusion of Onyx Software is particularly egregious given that Onyx is widely acknowledged by financial and industry analysts as the closest comparable to Pivotal Corporation, has been cited by Pivotal management as such in presentations to investors, and is identified as a comparable in the fairness opinion prepared by Pivotal's banking advisor.

- After the announcement of the Onyx proposal, Pivotal's Board of Directors has not communicated with Onyx other than a cursory acknowledgement. The Board has not asked Onyx to provide any significant additional information, hasn't requested any possible modifications to the Onyx proposal, and hasn't pursued the Onyx invitation to engage a constructive dialogue involving the customary questions that would be part of a normal investigatory process.

FINANCIAL MARKETS CONTINUE TO SUPPORT THE ONYX PROPOSAL

In the three trading sessions since Onyx Software's announcement, the NASDAQ trading volume in Pivotal stock exceeded 6.3 million shares and 0.6 million shares were traded on the Toronto Stock Exchange -- all at prices well in excess of the existing $1.78 Talisma offer - strongly indicating that the financial community believes that the Onyx proposal is superior.

"Onyx Software has always been and remains the best fit for Pivotal Corporation," Frei said. "Our acquisition offer remains on the table and we are hopeful that Pivotal's Board of Directors will honor engage with us in the interest of Pivotal shareholders."

ABOUT ONYX SOFTWARE

Onyx Software Corp. (Nasdaq: ONXS), a worldwide leader in delivering successful CRM, offers a fast, cost-effective, usable solution that shares critical information among employees, customers and partners through three role-specific, Web services-based portals. The Onyx approach delivers real-world success by aligning CRM technology with business objectives, strategies and processes. Companies rely on Onyx across multiple departments to create a superior customer experience and a profitable bottom line. Onyx serves customers worldwide in a variety of industries, including financial services, healthcare, high technology and the public sector. Customers include Amway, United Kingdom lottery operator Camelot, Delta Dental of California, Microsoft Corporation, Mellon Financial Corporation, The Regence Group, State Street Corporation and Suncorp. More information can be found at (888) ASK-ONYX, info@onyx.com or HTTP://WWW.ONYX.COM/.

This communication is not a solicitation of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at:
<www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements, including statements about the process surrounding the sale of Pivotal Corporation and the financial community's view of the Onyx proposal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the combined entity does not produce the benefits or realize the costs savings that Onyx anticipates, the risk that Pivotal does not elect to accept the Onyx proposal, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended September 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.